EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2021 Financial Results

BEIJING, Sept. 10, 2021 (GLOBE NEWSWIRE) -- UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2021.

“Market backdrop was relatively weaker compared to the first quarter, but I am happy to report that the Company still achieved substantial expansion in the second quarter,” stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “As we continue to invest in our internationalization, there was a significant increase in the number of newly funded accounts and the total account balance. We added 153,100 funded accounts in the second quarter, an increase of 353.5% year over year and 30.4% quarter over quarter; of these newly acquired accounts, over 60% came from international markets. Total account balance reached US$23.9 billion despite challenging market conditions, nearly triple that of the same period last year and 11.8% increase from the first quarter of this year.

Total revenues were US$60.2 million, a 98.7% increase from the second quarter of 2020. We increased investment in self clearing, user acquisition and talent recruiting, which are essential to our future growth, which resulted in increasing operating costs and expenses compared to same quarter last year.

Our corporate businesses also demonstrated strong growth in the second quarter as we continued to serve an ever more diverse range of clients. In the second quarter we added 51 ESOP clients, many of which were private firms with valuations in excess of one billion USD. The swift development of our ESOP business is a testament to our Company’s ability to rapidly scale and market innovative new products and services; we launched ESOP just over two years ago and now already serve 216 corporate clients. We also participated in 17 IPOs in Hong Kong and the U.S. during the second quarter. We look forward to collaborating with our next generation clients as they grow.

Our wealth management business and proprietary self-clearing system continue to develop nicely. By the end of the second quarter, over 50.0% of clients were having their U.S. cash equities trades cleared by TradeUP Securities Inc. (formerly known as Marsco Investment Corporation). We also added 48 funds to our digital wealth management product, The Fund Mall, during the quarter.

Finally, we continue to focus on enriching the content our clients may engage with on our platform. We will continue to upgrade the products and services that we offer to both our individual clients, as well as our corporate partners, as we expand both our geographic footprint as well as the capabilities integrated into our leading fintech platform.

Financial Highlights for Second Quarter 2021

  Total revenues increased 98.7% year-over-year to US$60.2 million.
  Total net revenues increased 95.0% year-over-year to US$55.4 million.
  Net loss was US$21.5 million compared to a net income of US$4.4 million in the same quarter of last year.
  Net loss attributable to UP Fintech was US$21.5 million compared to a net income of US$2.9 million in the same quarter of last year.
  Non-GAAP net loss attributable to UP Fintech was US$4.4 million, compared to a non-GAAP net income of US$4.7 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2021

  Total account balance increased 188.9% year-over-year to US$23.9 billion.
  Total margin financing and securities lending balance increased 187.7% year-over-year to US$3.5 billion.
  Total number of customers with deposits increased 215.2% year-over-year to 529.1 thousand.

Selected Operating Data for Second Quarter 2021

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2020	2021	2021
In 000's
Number of customer accounts	833.9	1,400.2	1,649.0
Number of customers with deposits	167.8	376.0	529.1

In USD millions
Trading volume	46,755.7	123,831.5	102,006.0
Total account balance	8,283.1	21,414.6	23,932.7

Second Quarter 2021 Financial Results

REVENUES

Total revenues were US$60.2 million, up 98.7% from US$30.3 million in same quarter of last year.

Commissions were US$30.9 million, up 63.7% from US$18.9 million in same quarter of last year, driven by an increase in our user base and trading volume.

Financing service fees were US$2.2 million, up 31.6% from US$1.7 million in the same quarter of last year, primarily due to an increase in margin trading balance.

Interest income was US$16.8 million, up 134.9% from US$7.2 million in same period of last year. This was also due to an increase in our user base and margin activities.

Other revenues were US$10.2 million, up 301.5% from US$2.5 million in the same quarter of last year, primarily due to the growth of our underwriting business and currency exchange service.

Interest expense was US$4.8 million, an increase of 153.8% from US$1.9 million in the same quarter of last year, primarily due to an increase in our user base and margin activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$62.5 million, an increase of 171.0% from US$23.1 million in the same quarter of last year.

Execution and clearing expenses were US$6.6 million, an increase of 131.2% from US$2.8 million in the same quarter of last year, due to an increase in our user base and trading volume.

Employee compensation and benefits expenses were US$20.6 million, an increase of 81.6% from US$11.3 million in the same quarter of last year, primarily due to a headcount increase to accompany the rapid growth of the business.

Occupancy, depreciation, and amortization expenses were US$1.5 million, an increase of 31.5% from US$1.1 million in the same quarter last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$5.1 million, an increase of 142.7% from US$2.1 million in the same quarter last year, due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$23.7 million, an increase of 715.6% from US$2.9 million in the same quarter last year. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative expenses were US$5.1 million, an increase of 83.9% from US$2.8 million in the same quarter last year, primarily due to increased professional services expenses and general expenses resulting from business expansion.

NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech was US$21.5 million, as compared to a net income of US$2.9 million in the same quarter of last year. Net loss per ADS – diluted was US$0.149 , as compared to a net income per ADS – diluted of US$0.021 in the same quarter of last year.

Non-GAAP net loss attributable to UP Fintech, which excludes share-based compensation, impairment loss from equity investments and fair value change from convertible bonds, was US$4.4 million, as compared to a US$4.7 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net loss per ADS – diluted was US$0.030 as compared to a non-GAAP net income per ADS – diluted of US$0.033 in the same quarter of last year.

For the second quarter of 2021, the Company’s weighted average number of ADSs used in calculating net loss per ADS – diluted and non-GAAP net loss per ADS – diluted was 144,357,366. As of June 30, 2021, the Company had a total of 2,268,234,941 Class A and B ordinary shares outstanding, or the equivalent of 151,215,663 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

Fair value change from convertible bonds has increased to about US$ 13.7 million due to change of fair market value of the stock price in this quarter which is one of the significant inputs to evaluate the convertible bonds.

As of June 30, 2021, the Company's cash and cash equivalents and term deposits were US$313.2 million, compared to US$98.4 million as of December 31, 2020.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on September 10, 2021, U.S. Eastern Time (8:00 PM on September 10, 2021 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3996772

Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 3996772.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through September 24, 2021.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299
Passcode: 3996772

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS – diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from equity investment and fair value change from convertible bonds have been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact
Clark S. Soucy
UP Fintech Holding Limited
Email: ir@itiger.com

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of June 30,
	2020	2021
	US$	US$
Assets:
Cash and cash equivalents	79,652,897	310,353,294
Cash-segregated for regulatory purpose	867,946,754	2,050,346,425
Term deposits	18,698,143	2,826,603
Receivables from customers (net of allowance of US$91,788 and US$453,494 as of December 31, 2020 and June 30, 2021)	372,215,645	1,017,267,950
Receivables from brokers, dealers, and clearing organizations:
Related party	764,318,932	1,322,752,241
Others	32,547,428	92,733,335
Financial instruments held, at fair value	562,536	3,674,420
Prepaid expenses and other current assets	11,214,430	15,597,678
Amounts due from related parties	5,065,222	6,296,163
Total current assets	2,152,221,987	4,821,848,109
Non-current assets:
Right-of-use assets	7,280,763	6,311,909
Property, equipment and intangible assets, net	9,693,034	10,860,584
Goodwill	2,421,403	2,421,403
Long-term investments	6,480,951	7,172,621
Other non-current assets	4,299,246	4,279,388
Deferred tax assets	9,919,967	12,645,898
Total non-current assets	40,095,364	43,691,803
Total assets	2,192,317,351	4,865,539,912
Current liabilities:
Payables to customers	1,696,164,267	3,528,446,275
Payables to brokers, dealers and clearing organizations:
Related party	218,574,120	375,518,085
Others	5,135,941	314,324,003
Accrued expenses and other current liabilities	27,138,201	39,962,609
Deferred income-current	844,558	794,256
Lease liabilities-current	3,514,592	3,842,384
Amounts due to related parties	-	13,457,238
Total current liabilities	1,951,371,679	4,276,344,850
Convertible bonds
Related party	-	39,383,882
Others	-	129,515,045
Deferred income-non-current	1,565,843	1,182,387
Lease liabilities- non-current	3,692,701	2,338,313
Deferred tax liabilities	-	231,506
Total liabilities	1,956,630,223	4,448,995,983
Shareholders’ equity:
Class A ordinary shares	17,944	19,531
Class B ordinary shares	3,376	3,151
Additional paid-in capital	291,827,379	472,742,053
Statutory reserve	2,663,551	2,663,551
Accumulated deficit	(59,579,495)	(60,030,081)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	2,927,192	3,318,543
Total shareholders’ equity	235,687,128	416,543,929
Total liabilities and shareholders’ equity	2,192,317,351	4,865,539,912

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	18,896,965	52,894,103	30,943,412	32,918,114	83,837,515
Interest related income
Financing service fees	1,698,009	2,239,870	2,234,256	3,340,951	4,474,126
Interest income	7,170,421	15,631,913	16,846,112	11,928,145	32,478,025
Other revenues	2,543,208	10,511,488	10,210,600	4,984,854	20,722,088
Total revenues	30,308,603	81,277,374	60,234,380	53,172,064	141,511,754
Interest expense(a)	(1,905,837)	(5,532,690)	(4,836,621)	(2,859,452)	(10,369,311)
Total Net Revenues	28,402,766	75,744,684	55,397,759	50,312,612	131,142,443
Operating costs and expenses:
Execution and clearing(a)	(2,834,243)	(8,213,722)	(6,552,785)	(4,597,354)	(14,766,507)
Employee compensation and benefits	(11,327,994)	(16,462,536)	(20,569,963)	(21,780,023)	(37,032,499)
Occupancy, depreciation and amortization	(1,112,509)	(1,215,248)	(1,463,185)	(2,273,876)	(2,678,433)
Communication and market data(a)	(2,110,059)	(3,953,961)	(5,120,366)	(3,939,842)	(9,074,327)
Marketing and branding(a)	(2,907,004)	(12,803,374)	(23,709,115)	(5,623,490)	(36,512,489)
General and administrative	(2,772,639)	(4,051,434)	(5,098,401)	(5,054,297)	(9,149,835)
Total operating costs and expenses	(23,064,448)	(46,700,275)	(62,513,815)	(43,268,882)	(109,214,090)
Other income/(expense):
Fair value change from convertible bonds	-	(29,870)	(13,733,130)	-	(13,763,000)
Others, net	2,004,332	(934,829)	(954,500)	746,642	(1,889,329)
Income/(loss) before income tax	7,342,650	28,079,710	(21,803,686)	7,790,372	6,276,024
Income tax (expenses)/benefits	(2,918,988)	(7,023,382)	296,772	(3,825,503)	(6,726,610)
Net income/(loss)	4,423,662	21,056,328	(21,506,914)	3,964,869	(450,586)
Less:
Net income attributable to redeemable non-controlling interests	1,474,312	-		1,168,597	-
Net (loss)/income attributable to UP Fintech Holding Limited	2,949,350	21,056,328	(21,506,914)	2,796,272	(450,586)

Other comprehensive (loss)/ income, net of tax:
Changes in cumulative foreign currency translation adjustment	(66,025)	(235,850)	627,201	657,966	391,351
Total Comprehensive income/(loss)	4,357,637	20,820,478	(20,879,713)	4,622,835	(59,235)

Net income/(loss) per ordinary share:
Basic	0.001	0.010	(0.010)	0.001	0.000
Diluted	0.001	0.010	(0.010)	0.001	0.000
Net income/(loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.021	0.148	(0.149)	0.020	(0.003)
Diluted	0.021	0.143	(0.149)	0.020	(0.003)
Weighted average number of ordinary shares used in calculating net income/(loss) per ordinary share:
Basic	2,118,493,263	2,128,130,208	2,165,360,496	2,118,626,461	2,146,848,196
Diluted	2,141,752,437	2,210,465,791	2,165,360,496	2,143,307,674	2,146,848,196

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues:
Commissions	9,399,501	13,334,528	5,923,448	18,435,993	19,257,976
Interest related income
Financing service fees	1,698,009	2,239,870	2,234,255	3,340,951	4,474,125
Interest income	4,502,880	9,281,680	8,528,598	7,081,753	17,810,278
Other revenues	591,026	5,957,010	3,767,259	967,869	9,724,269
Interest expense	(1,018,128)	(4,259,765)	(3,570,503)	(1,897,770)	(7,830,268)

Execution and clearing	(1,377,773)	(5,908,113)	(4,099,296)	(3,060,314)	(10,007,409)
Communication and market data	-	-	(44,333)	-	(44,333)
Marketing and branding	(134,249)	-	-	(286,705)	-

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2020				For the three months ended March 31, 2021				For the three months ended June 30, 2021
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

		1,734,220	(1)			1,799,208	(1)			3,420,845	(1)
		-	(2)			600,000	(2)			-	(2)
		-	(3)			29,870	(3)			13,733,130	(3)
Net income/(loss) attributable to UP Fintech Holding Limited	2,949,350	1,734,220		4,683,570	21,056,328	2,429,078		23,485,406	(21,506,914)	17,153,975		(4,352,939)

Net income/(loss) per ADS - diluted	0.021			0.033	0.143			0.159	(0.149)			(0.030)
Weighted average number of ADSs used in calculating diluted net income/(loss) per ADS	142,783,496			142,783,496	147,364,386			147,364,386	144,357,366			144,357,366
(1) Share-based compensation.
(2) Impairment loss from equity investments
(3) Fair value change from convertible bonds